UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 5)

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

14757U 109

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

ETP Global Fund L.P.

ETP BioHealth III Fund, L.P.

Huiying Memorial Foundation

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

8,766,914 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,766,914 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,766,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.89%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 1,234,567 shares issuable upon the exercise of warrants.

 CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

9,207,986 (2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,207,986 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,207,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.19%
14	TYPE OF REPORTING PERSON

OO

(2) Includes 1,234,567 shares issuable upon the exercise of warrants.

 CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

ETP BIOHEALTH III FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,000,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.02%
14	TYPE OF REPORTING PERSON

PN

 CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

HUIYING MEMORIAL FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

500,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.34%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

OO
4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

13,274,008 (3)
	8	SHARED VOTING POWER

12,707,986 (4) (5)
	9	SOLE DISPOSITIVE POWER

13,274,008 (3)
	10	SHARED DISPOSITIVE POWER

12,707,986 (4) (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,981,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.47%
14	TYPE OF REPORTING PERSON

IN

(3) Includes 7,710,014 shares issuable upon the exercise of options.

(4) Includes 1,234,567 shares issuable upon the exercise of warrants.

(5) Includes the 500,000 shares reported by Huiying Memorial Foundation, a 501(c)(3) private family foundation. Although the Board of Trustees of Huiying Memorial Foundation consists of the three members, including the Reporting Person and a family member of the Reporting Person, and the Reporting Person is an officer of the Huiying Memorial Foundation, the Reporting Person does not participate in the investment decisions of the Foundation with respect to the Issuer’s shares. Reporting Person disclaims beneficial ownership of Huiying Memorial Foundation’s shares of Issuer. The inclusion of the 500,000 shares is not an admission that the Reporting Person is the beneficial owner of such shares for any purpose.

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the “Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed on April 4, 2018 (the “Amendment No. 1”), Amendment No. 2 filed with the SEC on March 24, 2020 (the “Amendment No. 2”), Amendment No. 3 filed with the SEC on July 29, 2020 (the “Amendment No. 3”) and Amendment No. 4 filed with the SEC on February 3, 2021 (the “Amendment No. 4”). Amendments No. 1, 2, 3 and 4 were filed by ETP Global Fund L.P., a Delaware limited partnership (“ETP Global”), Emerging Technology Partners, LLC, a Delaware limited liability company (“ETP”), as the general partner of ETP Global, and Wei-Wu He, Ph.D., as founder and managing member of each of ETP and ETP Global. Each of the foregoing, as well as ETP BioHealth III Fund, L.P., a Delaware limited partnership (“ETP BioHealth”) and Huiying Memorial Foundation, a 501(c)(3) private family foundation (the “Foundation”), is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Schedule 13D relates to the shares of common stock, $.01 par value per share (the “Common Stock”) of CASI Pharmaceuticals, Inc. (the “Issuer”). Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

Items 1, 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 1.	Security and Issuer.

The Foundation is a non-profit, private family foundation incorporated in the District of Columbia. The Foundation has received a determination letter from the Internal Revenue Service granting it tax-exempt status as a charitable organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Dr. He (a Reporting Person), a family member of Dr. He and an independent third person serve as the members of the Board of Trustees of the Foundation. Dr. He does not participate in the investment decisions of the Foundation with respect to the Issuer’s shares. Dr. He disclaims beneficial ownership of Huiying Memorial Foundation’s shares of Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 5 to Schedule 13D to report the purchase of 3,000,000 shares of Common Stock on March 26, 2021 by ETP BioHealth; the purchase of 300,000 shares of Common Stock on August 18, 2021 by Dr. He; the purchase of 180,000 shares of Common Stock on August 19, 2021 by Dr. He; the purchase of 200,000 shares of Common Stock on November 17, 2021 by Dr. He; the purchase of 200,000 shares of Common Stock on November 18, 2021 by Dr. He; and the purchase of 500,000 shares of Common Stock on November 17, 2021 by the Foundation. Dr. He (a Reporting Person) disclaims beneficial ownership of Huiying Memorial Foundation’s shares of Issuer. The inclusion of the 500,000 shares is not an admission that Dr. He is the beneficial owner of such shares for any purpose.

The information set forth in Item 5 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 139,797,487 shares of Common Stock outstanding as of November 8, 2021, and in the denominator of the computation the number of shares of Common Stock issuable upon the exercise of options and warrants held by each beneficial owner.

A.	ETP Global

(a)	As of the close of business on November 18, 2021, ETP Global beneficially owned 8,766,914 shares of Common Stock, including 1,234,567 shares underlying warrants exercisable within 60 days hereof.

Percentage: Approximately 5.89%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  8,766,914
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,766,914

(c)	ETP Global has not entered into any transactions in the shares during the past 60 days.

B.	ETP

(a)	ETP, as the general partner of ETP Global, may be deemed the beneficial owner of the 9,207,986 shares of Common Stock including 1,234,567 shares underlying the warrants beneficially owned by ETP Global and exercisable within 60 days hereof. In addition, ETP is the direct beneficial owner of 441,072 shares.

Percentage: Approximately 6.19%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,207,986

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  9,207,986

(c)	ETP has not entered into any transactions in the shares during the past 60 days.

C.	ETP BioHealth

(a)	As of the close of business on November 18, 2021, ETP BioHealth beneficially owned 3,000,000 shares of Common Stock.

Percentage: Approximately 2.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

(c)	ETP BioHealth has not entered into any transactions in the shares during the past 60 days.

D.	Foundation

(a)	As of the close of business on November 18, 2021, the Foundation beneficially owned 500,000 shares of Common Stock.

Percentage: Approximately 0.34%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 500,000

(c)	On November 17, 2021, the Foundation purchased 500,000 shares of Common Stock.

E.	Wei-Wu He, Ph.D.

(a)	Dr. He may be deemed the beneficial owner of 13,274,008 shares of Common Stock, including 7,710,014 shares of Common Stock issuable upon the exercise of stock options within 60 days hereof. In addition, as founder and managing member of each of ETP, ETP Global and ETP BioHealth, and as a founder, officer and member of the Board of Trustees of the Foundation, Dr. He may be deemed the indirect beneficial owner of the 12,707,986 shares of Common Stock owned by ETP, ETP Global, ETP BioHealth and the Foundation, including 1,234,567 shares underlying the warrants beneficially owned by ETP Global and exercisable within 60 days hereof.

Percentage: Approximately 17.47%

(b)	1. Sole power to vote or direct vote: 13,274,008
2. Shared power to vote or direct vote:  12,707,986
3. Sole power to dispose or direct the disposition:  13,274,008
4. Shared power to dispose or direct the disposition: 12,707,986

(c)	On November 17, 2021, Dr. He purchased 200,000 shares of Common Stock, and on November 18, 2021, Dr. He purchased 200,000 shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among ETP Global Fund L.P., Emerging Technology Partners LLC, ETP BioHealth III Fund, L.P., Huiying Memorial Foundation, and Wei-Wu He, Ph.D. dated November 23, 2021

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

ETP BIOHEALTH III FUND, L.P.

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

HUIYING MEMORIAL FOUNDATION

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	President

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.